

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2026

Howard Chen
Chief Executive Officer
Apollomics Inc.
989 E. Hillsdale Blvd., Suite 220
Foster City, CA 94404

> **Re: Apollomics Inc.**
> **Registration Statement on F-3**
> **Filed March 9, 2026**
> **File No. 333-294154**

Dear Howard Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alison Pear Buchalter